UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.

(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219 México, D.F.

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Material Fact Announcement dated November 8, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: November 8, 2016

Item 1

GRUPO FINANCIERO SANTANDER MÉXICO AND BANCO SANTANDER (MÉXICO) ANNOUNCE

THEIR BOARD OF DIRECTORS MEETING RESOLUTIONS

Mexico City, November 8, 2016 – Grupo Financiero Santander México, S.A.B. de C.V. (BMV: SANMEX; NYSE: BSMX) (“Santander México” or the “Company”) and Banco Santander (México) S.A., Institución de Banca Múltiple Grupo Financiero Santander México (“Banco Santander México”) announced today that their Boards of Directors determined, among other things, to call Ordinary and Extraordinary General Shareholders’ Meetings, to be held on December 5, 2016, where, among other topics, it will be submitted for approval of its shareholders: (i) declare the payment of a cash dividend, from its retained earnings; and (ii) the authorization, subject to market conditions and corporate, regulatory and government approvals for the issuance of a financial instrument which (A) follows the required guidelines to be Basel III compliant, and (B) qualifies as an Additional Tier 1 instrument (capital básico no fundamental) under Mexican laws and regulations, in an aggregate amount up to U.S.$500 million.

These resolutions are part of a broad strategy to optimize Banco Santander México's, the principal subsidiary of the Company, capital utilization as it seeks to produce higher returns on equity. In the event that the aforementioned dividend is paid and the financial instrument is issued, the estimation is that Banco Santander México will maintain a ratio of net capital (capital neto) to risk weighted assets at similar levels to the current ones.

This material fact announcement is required to be made under Mexican law and does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in the United States of America, Mexico or any other jurisdiction in which such offer, solicitation or sale would be prohibited prior to approval, registration or qualification under the securities laws of the United States, Mexico or any such jurisdiction. The securities described in this material fact announcement have not been registered under the United States Securities Act of 1933 or any applicable securities laws of any other jurisdiction. Without such registration, the securities described above may not be offered or sold in the United States or any other jurisdiction except pursuant to an exemption from the registration requirements of the Securities Act of 1933 or any applicable securities laws of such other jurisdiction.